

17018366

SI

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-69177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNC Ag Stock, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4050 Garden View Drive, Suite 103
(No. and Street)

Grand Forks	ND	58201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

800 Nicollet Mall, Ste. 1300	Minneapolis	MN	55403-7033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jayson Menke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNC Ag Stock, as of November 27, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMES IVERS
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
April 26, 2018

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FNC AG STOCK, LLC

TABLE OF CONTENTS


EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Managing Members
FNC Ag Stock, LLC
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of FNC Ag Stock, LLC (the Company) as of September 30, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Minneapolis, Minnesota
November 27, 2017

FNC AG STOCK, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2017

		2017
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	502,598
Other current assets		534
Total current assets		503,132
TRADING SERVICE CONTRACTS — Net of accumulated amortization of $111,475		25,025
TOTAL	$	528,157
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES:		
Commissions payable		40,521
Deferred revenue		36,048
Total current liabilities		76,569
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY:		
Farmers National Company Member's equity		451,588
Total member's equity		451,588
TOTAL	$	528,157

See notes to financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FNC Ag Stock, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a Delaware Limited Liability Company. Operations for FNC Ag Stock, LLC began on August 27, 2013. FNC Ag Stock, LLC is a wholly owned entity of Farmers National Company (the "Parent") which is a wholly owned subsidiary of FNC, Inc. The Company's limited liability company agreement defines the period of the duration. The agreement states the Company's continuation as a limited liability company is dependent upon the existence of the member of the LLC. The Company maintains a special account for the exclusive benefit of customers. Therefore, the Company is exempt from the provisions of the SEC Rule 15c3-3 under paragraph (k)(2)(i).

FNC Ag Stock, LLC operates an alternative trading service for the secondary trading of securities issued by cooperatives and limited partnerships in the agricultural and energy sectors. The Company runs a qualified matching service. The Company has three individuals who serve as agents. Furthermore, the Company has an agreement in place with an escrow agent. The escrow agent is responsible for holding the purchasers' funds and distributing commissions and remaining sales price to the Company and the sellers, respectively.

Use of Estimates — In preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Trading Service Contracts — Trading service contracts represent the agreements with issuers of securities purchased from Alerus Securities Corporation (Alerus). The contracts were purchased July 1, 2013. The purchase price for the contracts is amortized on a straight-line basis over a five-year period. The Company estimates that amortization expense will be approximately $25,025 in fiscal year 2018. Recoverability of these assets is evaluated periodically based upon management's estimate of future operating income of the contracts acquired.

Trading service contracts are evaluated for potential impairment when business circumstances related to the underlying contracts change. Impairment of intangible assets subject to amortization, occurs when the undiscounted cash flows expected to result from the asset is less than the carrying value. If impaired, an asset is written down to its fair value.

Annually, the issuers of the securities pay an annual fee as part of the contract. The fee is recorded as deferred revenue and the related revenues are recognized each month throughout the year.

Commissions — Commission revenues and related commission expenses are recorded on a trade-date basis as transactions are approved by the board of directors of the company issuing the units.

Concentration of Credit Risk – The Company's cash balances are maintained in a bank deposit account, the balance of which may periodically exceed federally insured limits.

Income Taxes — The Company is operating as a limited liability company and, consequently, earnings pass through to the members and are taxed at the member level. Accordingly, no federal or state income tax provision has been included in these financial statements. If the Company were subject to income taxes, interest, and penalties, any would be recorded in federal income tax expense. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained by the taxing authorities, based on the technical merits of the position. There are no uncertain tax positions as of September 30, 2017

Subsequent Events – The Company has evaluated subsequent events through November 27, 2017.

Future Adoption of New Accounting Pronouncements – In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*), effective retrospectively for fiscal years beginning after December 15, 2018. The new guidance will supersede nearly all existing revenue recognition guidance; however, it will not impact the accounting for insurance contracts, leases, financial instruments and guarantees. For those contracts that are impacted by the new guidance, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to, in exchange for those goods or services. The Company is currently evaluating the impact of this guidance on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, "Leases" (Topic 842). The provisions of ASU 2016-02 require a dual approach for lessee accounting under which a lessee would recognize a right-of-use asset and a corresponding lease liability. Leases will be classified as either finance or operating leases. For finance leases, a lease will recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee will recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements, to afford better understanding of an entity's leasing activities, including any significant judgments and estimates. ASU 2016-02 will be effective for the Company beginning October 1, 2020, but early adoption is permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

2. COMMISSIONS PAYABLE

Commissions are paid to the agents and Alerus. The payable at September 30, 2017 consists of $5,342 payable to agents and $35,179 payable to Alerus.

3. DEFERRED REVENUE

Issuers with trading service contracts pay an annual fee to the Company for the services provided. The annual payment is received on the anniversary of the trading service contract. The payment represents services for one year after the payment is made. Revenue for these payments is recognized on a monthly basis with the balance of the contract considered deferred revenue.

4. RELATED PARTY TRANSACTIONS

The Company has transactions with its Parent, including rent and the performance of administrative services. There is an expense sharing agreement in place between the Company and its Parent. There was $123,300 paid to the Parent for salaries, benefits and taxes, office rent and office expense for the year ended September 30, 2017. There was not a payable to member as of September 30, 2017. An addendum to the expense sharing agreement was signed on November 7, 2016. The addendum states the expense sharing agreement shall be extended to an automatic month to month

period until either party provides the other not less than 30 days advance written notice of its intent to terminate the agreement.

5. LEASE OBLIGATIONS

Operating leases — the Company leases office space from its Parent. The lease falls under the expense sharing agreement. The lease is accounted for as an operating lease. There are no minimum operating lease commitments as the current lease expired August 31, 2017 and now continues on a month to month basis as part of the expense sharing agreement.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. FNC Ag Stock, LLC is required to maintain "adjusted net capital" equivalent to the greater of $5,000 or 6 2/3% of aggregated indebtedness. At September 30, 2017 the Company had net capital of $426,029, which was $420,924 in excess of its required net capital of $5,105.

7. COMMITMENTS AND CONTINGENGIES

As part of the purchase of the contracts from Alerus, the Company has agreed to pay Alerus quarterly earn out payments for the first sixteen full calendar quarters from the closing date on the purchase of the contracts. The payments are 37.5% of the securities commissions earned by the Company during each quarter as a result of transactions in securities issued by organizations that have entered into agreements with FNC Ag Stock, LLC. The payout to Alerus is effective through September 30, 2017. Total expense for the year ended September 30, 2017 was $185,182.

The Company is involved in various legal matters from time to time. Management is of the opinion none of these other legal actions will result in losses material to the financial position, results of operations, or cash flows of the Company.


EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Managing Managers
FNC Ag Stock, LLC
Grand Forks, North Dakota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FNC Ag Stock, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Minneapolis, Minnesota
November 27, 2017


FNC
Ag Stock LLC

The Exemption Report

We as members of management of FNC Ag Stock, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(k)(2)(i)* (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we state the following: (1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)*, (the "exemption provisions") and (2) we met the identified exemption provisions for the period October 1, 2016 to September 30, 2017 without exception.

By: 
Jayson Menke, Chief Executive Officer

Date: 11/27/17


EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Managing Members
FNC Ag Stock, LLC
Grand Forks, North Dakota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by FNC Ag Stock, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended September 30, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
November 27, 2017

FNC Ag Stock, LLC

(SEC I.D. No. 8-69177)

Statement of Financial Condition
as of September 30, 2017
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3)
as a **PUBLIC** document.